800 Anacapa Street | Santa Barbara, CA 93101-2212 805-568-1151 office | 805-568-1955 fax | www.sheppardmullin.com

Writer’s Direct Line: 805-879-1813
thopkins@sheppardmullin.com
March 23, 2005
Our File No: 04SD-114157

EDGAR Transmission, Facsimile and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0407

Washington, D.C.  20549

Attention:	Michele M. Anderson,
Legal Branch Chief

	Re:	Fastclick, Inc.
Registration Statement on Form S-1
File No. 333-121528

Dear Ms. Anderson:

We are responding to comments 38 and 39 in your original letter to Kurt A. Johnson, President and Chief Executive Officer, Fastclick, Inc., dated January 19, 2005.  The comments should be read in connection with Amendment No. 3 filed on March 16, 2005 (the ”Amendment”), which we previously provided to you.  We refer to Fastclick, Inc. as “Fastclick” or the “Company.”

Principal and Selling Stockholders, page 70

38.                                 Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.  We may have further comments.

Issuer’s Response

None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Underwriting, page 78

39.                                 State that the selling stockholders may be deemed to be underwriters or advise us why you believe such a statement is unnecessary.

Issuer’s Response

We advise you supplementally that we do not believe it is not necessary for the Company to state that the selling stockholders may be deemed to be underwriters.  None of the selling stockholders fall under the definition of “underwriter” set forth in Section 2(a)(11) of the Securities Act of 1933, as amended.  In connection with the Company’s  initial public offering, none of the selling stockholders purchased shares from the Company with a view to, or will offer or sell for the Company in connection with, the distribution of any security, or will participate or will have a direct or indirect participation in any such undertaking, or will participate or will have a participation in the direct or indirect underwriting of any such undertaking.  Indeed, no selling stockholder has acquired shares of common stock from the Company within the twenty month period prior to the date hereof.  In addition, none of the selling stockholders are directly or indirectly controlling or controlled by the Company, nor is any selling stockholder under direct or indirect common control with the Company.  Other than Jeff Pryor, who holds approximately 6.2% of the Company’s common stock, the selling stockholders do not include any employees, officers, directors or holders of 5% or more of the securities of the Company.  Upon completion of the initial public offering, Mr. Pryor’s ownership percentage will be reduced to approximately 3.2%.

We previously provided courtesy copies of the Amendment to the attention of Reginald A. Norris, Staff Attorney.

Very truly yours,

/s/ C. Thomas Hopkins
C. Thomas Hopkins

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Kurt A. Johnson
Fred J. Krupica
Reginald A. Norris
Linda G. Michaelson
William H. Hinman Jr.